UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 15, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony reports a loss-of-life incident at its Mponeng mine

Johannesburg. Tuesday, 15 September 2026. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) deeply regrets to report a loss-of-life incident at its Mponeng mine in the West Rand of Gauteng on Monday, 14 September 2026.

The incident occurred following a seismic event in an underground working area. Work in the affected area has been suspended while a thorough investigation is conducted to determine the circumstances and identify any additional measures needed to strengthen safety controls and risk management practices.

Harmony extends its sincere condolences to the employee’s family, friends and colleagues. Support is being provided to those affected.

The Department of Mineral and Petroleum Resources and other relevant stakeholders have been notified.

Harmony remains committed to improving safety across its operations through strengthening critical controls, training and development, learning from incidents and working in partnership with all our stakeholders to eliminate loss of life and create safer workplaces for all.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

15 September 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 15, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director